Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Securities (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated March 13, 2015, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will any tendered Securities be accepted from or on behalf of, stockholders or unitholders, as the case may be, in any U.S. state where it would be illegal to do so. If the Company (as defined below) becomes aware of any U.S. state where the making of the Offer or the acceptance of Securities pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Securities residing in that U.S. state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by the Dealer Manager (as defined below) or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase by

Malibu Boats, Inc.

of

Shares of its Class A Common Stock and

Limited Liability Company Interests of Malibu Boats Holdings, LLC

for an Aggregate Purchase Price of Not More Than $70.0 Million

at a Per Share or LLC Unit Purchase Price Not Less Than $21.00 Per Share or LLC Unit

Nor Greater Than $23.50 Per Share or LLC Unit

Malibu Boats, Inc., a Delaware corporation (the “Company”), is offering to purchase for cash (i) shares of its Class A Common Stock, par value $0.01 per share (the “Shares”), and (ii) limited liability company interests of Malibu Boats Holdings, LLC (the “LLC” with such limited liability company interests defined as the “LLC Units” and collectively with the Shares, the “Securities”), each pursuant to (x) auction tenders at prices specified by the tendering stockholders or unitholders, as the case may be, of not less than $21.00 nor greater than $23.50 per Share or LLC Unit (the “Auction Tenders”) or (y) purchase price tenders (“Purchase Price Tenders”), in either case without interest, less any applicable withholding taxes and upon the terms and subject to the conditions described in the Offer to Purchase, dated March 13, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”).

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, APRIL 9, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”) OR TERMINATED.

The Offer is not conditioned upon any minimum number of Securities being tendered. The Offer is, however, subject to a number of other terms and conditions as specified in the Offer to Purchase, including (i) the closing of an amendment and restatement to the existing credit agreement dated July 16, 2013, by and among Malibu Boats, LLC, the LLC, SunTrust Bank and other lenders and guarantors parties therein, as amended, to, among other things, add a term loan facility (the “New Term Loan”) and permit the Offer and all related transactions in connection with the Offer and (ii) the receipt of proceeds by Malibu Boats, LLC of no less than $70.0 million from the New Term Loan.

EACH OF THE COMPANY’S BOARD OF DIRECTORS AND THE COMPANY, AS THE LLC’S SOLE MANAGING MEMBER, HAS AUTHORIZED THE OFFER. HOWEVER, NONE OF THE COMPANY, THE COMPANY’S BOARD OF DIRECTORS, THE DEALER MANAGER, THE DEPOSITARY OR THE INFORMATION AGENT OR ANY OF THEIR AFFILIATES MAKES ANY RECOMMENDATION TO STOCKHOLDERS AND UNITHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM

TENDERING THEIR SHARES OR LLC UNITS OR AS TO THE PRICE OR PRICES AT WHICH STOCKHOLDERS OR UNITHOLDERS MAY CHOOSE TO TENDER THEIR SECURITIES. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS AND UNITHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SECURITIES AND, IF SO, HOW MANY SHARES OR LLC UNITS TO TENDER AND THE PRICE OR PRICES AT WHICH THEIR SECURITIES SHOULD BE TENDERED. IN DOING SO, STOCKHOLDERS AND UNITHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE IN, THE OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL (AS THEY MAY BE AMENDED OR SUPPLEMENTED), INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. STOCKHOLDERS AND UNITHOLDERS ARE URGED TO DISCUSS THEIR DECISIONS WITH THEIR OWN TAX ADVISORS, FINANCIAL ADVISORS AND/OR BROKERS.

The Company’s board of directors and the Company, as the sole managing member of the LLC, believe that the Offer represents a prudent use of the Company’s financial resources in light of its business profile, assets, current indebtedness and debt capacity. The primary purpose of the Offer is to return cash to the Company’s stockholders and the LLC’s unitholders by providing them with the opportunity to tender all or a portion of their Securities and, thereby, receive a return of some or all of their investment if they so elect. In addition, if the Company completes the Offer, stockholders and unitholders who do not participate in the Offer will automatically increase their relative percentage interest in the Company and its future operations.

In accordance with the instructions to the Letter of Transmittal, stockholders and unitholders desiring to tender Securities must specify (1) whether Securities are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the price, not less than $21.00 nor greater than $23.50 per Share or LLC Unit (in increments of $0.10), at which they are willing to tender their Securities to the Company in the Offer. After the Expiration Time, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share or LLC Unit (the “Purchase Price”), which will be not less than $21.00 and not more than $23.50 per Share or LLC Unit, that it will pay for Securities validly tendered in the Offer and not validly withdrawn, taking into account the number of Securities tendered pursuant to Auction Tenders and pursuant to Purchase Price Tenders and the prices specified by stockholders and unitholders tendering Securities pursuant to Auction Tenders. Securities tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $21.00 per Share or LLC Unit (which is the minimum price per Share or LLC Unit under the Offer) for the purposes of determining the Purchase Price. The Purchase Price will be the lowest price per Share or LLC Unit of not less than $21.00 and not more than $23.50 per Share or LLC Unit that will enable the Company to purchase the maximum number of Securities validly tendered in the Offer and not validly withdrawn having an aggregate purchase price of no more than $70.0 million (the “Aggregate Purchase Price”). There is no requirement for the Company to use a specified portion of the Aggregate Purchase Price to purchase Shares versus LLC Units and the Company will treat Shares and LLC Units equally when allocating the Aggregate Purchase Price. Only Securities validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer. Securities validly tendered pursuant to the Auction Tender at a price specified in the Auction Tender that is greater than the Purchase Price will not be purchased. All Securities purchased in the Offer will be purchased at the same Purchase Price regardless of whether the stockholder or unitholder tendered at a lower price. Upon the terms and subject to the conditions of the Offer, if Securities having an aggregate purchase price of less than $70.0 million are validly tendered and not validly withdrawn, the Company will buy all Securities validly tendered and not validly withdrawn. Any stockholder or unitholder who wishes to tender Securities at more than one price must complete a separate Letter of Transmittal for each price at which Securities are being tendered. The same Securities cannot be tendered at more than one price, unless previously and validly withdrawn, as described in the Offer to Purchase.

As of March 12, 2015, there were 15,608,650 Shares issued and outstanding and 7,001,844 LLC Units not held by the Company issued and outstanding. Of the outstanding LLC Units, 288,136 LLC Units are not vested and therefore not eligible to participate in the Offer, resulting in a total of 22,322,358 Securities eligible for this Offer. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $21.00 per Share or

LLC Unit, the minimum Purchase Price under the Offer, the approximate aggregate number of Shares and LLC Units that will be purchased under the Offer will be 3.33 million Securities, representing approximately 14.74% of the total number of Shares and LLC Units not held by the Company issued and outstanding as of March 12, 2015. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $23.50 per Share or LLC Unit, the maximum Purchase Price under the Offer, the approximate aggregate number of Shares and LLC Units that will be purchased under the Offer will be 2.98 million Securities, representing approximately 13.17% of the total number of Shares and LLC Units not held by the Company issued and outstanding as of March 12, 2015. For purposes of allocating the Aggregate Purchase Price between Shares and LLC Units, the Shares and LLC Units will be treated equally and no amount of either Shares or LLC Units is required to be purchased.

In addition, if more than $70.0 million in value of Securities are tendered in the Offer at or below the Purchase Price, the Company reserves the right, in its sole discretion, to increase the Aggregate Purchase Price of the Securities purchased in the Offer and thereby increase the number of Shares and LLC Units the Company purchases by no more than 2% of the aggregate of the outstanding Shares and LLC Units, respectively, without extending the Expiration Time.

Upon the terms and subject to the conditions of the Offer, if the number of Securities validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than $70.0 million, the Company will purchase or cause to be purchased Securities in the following order of priority:

•	First, all Securities owned in “odd lots” (less than 100 Shares or LLC Units) all of which have been validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time);

•	Second, all other tendered Securities (other than conditionally tendered Shares or LLC Units for which the condition was not satisfied) validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), on a pro rata basis if necessary, with appropriate adjustments to avoid the purchase of fractional Shares or LLC Units, until the Company has purchased or caused to be purchased Securities resulting in an aggregate purchase price of $70.0 million; and

•	Third, if necessary to permit the Company to purchase Securities having an aggregate purchase price of $70.0 million, such Securities tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time) for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, stockholders or unitholders, as the case may be, whose Securities are conditionally tendered must have tendered and not validly withdrawn all of their Securities prior to the Expiration Time).

If any tendered Securities are not purchased, or if less than all Securities evidenced by a stockholder’s or unitholder’s certificates are tendered, certificates for unpurchased Securities will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the Securities, or, in the case of (i) Shares tendered by book-entry transfer at The Depository Trust Company (“DTC”) or (ii) LLC Units tendered by book-entry credited to the in-house ledger, the Securities will be credited to the appropriate account maintained by the tendering stockholder or unitholder, or, in the case of Shares, at DTC, in each case without expense to the stockholder or unitholder.

Stockholders and unitholders wishing to tender their Securities must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. The proration period is the period for accepting Securities on a pro rata basis in the event that the Offer is oversubscribed. The proration period will expire at the Expiration Time.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Securities that are validly tendered at or below the Purchase Price and not validly withdrawn, only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the Securities for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay or cause to be paid the Purchase Price per Share or LLC Unit for all of the Securities accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for Securities tendered and accepted for payment pursuant to the Offer will be made promptly, taking into account any time necessary to determine any proration, but only after timely receipt by the Depositary of (1) certificates for Securities, or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at DTC and the LLC Units into the in-house ledger, (2) a validly completed and duly executed Letter of Transmittal including any required signature guarantees, or, in the case of a book-entry transfer of Shares through DTC, an Agent’s Message (as defined in the Offer to Purchase), and (3) any other required documents.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the conditions to the Offer set forth in Section 7 of the Offer to Purchase have occurred or are deemed by the Company to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, Securities by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. In the event of an extension, the term “Expiration Time” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all Securities previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering stockholder or unitholder to withdraw such stockholder’s or unitholder’s Securities.

The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and reject for payment and not pay for any Securities not theretofore accepted for payment or paid for, subject to applicable law, and to postpone payment for Securities, upon the occurrence of any of the conditions to the Offer specified in Section 7 of the Offer to Purchase, by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. The Company’s reservation of the right to delay payment for Securities that it has accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that the Company must pay the consideration offered or return the Securities tendered promptly after termination or withdrawal of the Offer.

Securities tendered in the Offer may be withdrawn at any time prior to the Expiration Time, unless the Company extends the Offer, in which case stockholders and unitholders may withdraw their Securities until the Expiration Time, as extended. In addition, upon the expiration or termination of the Offer, unless the Company has already accepted a stockholder’s or unitholder’s tendered Securities for payment, stockholders and unitholders may withdraw their tendered Securities at any time after 12:00 midnight, New York City time, on May 7, 2015. Except as otherwise provided in the Offer to Purchase, tenders of Securities pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written or facsimile notice of withdrawal or a properly transmitted “Request Message” through DTC’s ATOP system must be received in a timely manner by the Depositary, and any notice of withdrawal, including a “Request Message,” must specify the name of the tendering stockholder or unitholder, the number of Securities to be withdrawn, the price at which such Securities were tendered, if an Auction Tender is being withdrawn, and the name of the registered holder of the Securities to be withdrawn, if different from the person who tendered the Securities. A written or facsimile notice of withdrawal must be delivered to the Depositary at its address on the back cover of the Offer to Purchase.

A stockholder or unitholder who has tendered Securities at more than one price must complete a separate notice of withdrawal for Securities tendered at each price. If the certificates for Securities to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering stockholder or unitholder also must submit the serial numbers shown on those particular certificates for Securities to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those Securities, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Securities have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify (i) in the case of Shares tendered through DTC, the name and the number of the account at DTC or (ii) in the case of LLC Units tendered by book-entry credited to the in-house ledger, the name to be credited with the withdrawn Securities and must otherwise comply with the in-house ledger procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Company, in its sole discretion and such determination will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. The Company reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of Securities by any stockholder or unitholder, whether or not the Company waives similar defects or irregularities in the case of any other stockholder or unitholder. None of the Company, the LLC, the Depositary, the Information Agent (as defined below), the Dealer Manager or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.

The Company’s and the LLC’s directors and executive officers, as well as the Company’s and the LLC’s affiliates, including Black Canyon Capital LLC, who own Shares or LLC Units may participate in the Offer on the same basis as the Company’s and the LLC’s other securityholders. Black Canyon Capital LLC has indicated that it intends to tender all of the Shares and LLC Units that it beneficially owns at the minimum purchase price per Share or LLC Unit in the Offer. Entities affiliated with Black Canyon Capital LLC beneficially own 1,692,438 Shares and 2,640,806 LLC Units.

Under a voting agreement with the Company described in Section 11 of the Offer to Purchase, Black Canyon Management LLC is entitled to nominate to the Company’s board of directors a number of designees equal to (1) 20% of the total number of directors comprising the Company’s board of directors for so long as specified entities affiliated with Black Canyon Management LLC (and their permitted transferees) and Jack D. Springer, Wayne R. Wilson and Ritchie L. Anderson together beneficially own 15% or more of the voting power of the shares of Class A common stock and Class B common stock entitled to vote generally in the election of directors, voting together as a single class, and (2) 10% of the total number of directors comprising the board of directors for so long as specified entities affiliated with Black Canyon Management LLC (and their permitted transferees) and Messrs. Springer, Wilson and Anderson, together, beneficially own more than 5% but less than 15% of the voting power of the shares of Class A common stock and Class B common stock entitled to vote generally in the election of directors, voting together as a single class. For purposes of calculating the number of directors that Black Canyon Management LLC is entitled to nominate pursuant to this formula, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of the board of directors (e.g., one and one-third (1  1⁄3) directors equates to two directors). In addition, Black Canyon Management LLC has the right to remove and replace its director-designees at any time and for any reason and to nominate any individuals to fill any such vacancies. Messrs. Springer, Wilson and Anderson are required to vote any of their Class A common stock and Class B common stock in favor of the director or directors nominated by Black Canyon Management LLC. As of March 12, 2015, the specified entities affiliated with Black Canyon Management LLC, their permitted transferees, and Messrs. Springer, Wilson and Anderson owned (as calculated pursuant to the voting agreement) approximately 21.5% of the voting power of the shares of Class A common stock and Class B common stock, voting together as a single class. Accordingly, Black Canyon Management LLC has the right to designate two of the Company’s nine directors. Michael K. Hooks and Mark W. Lanigan are the two designees of Black Canyon Management LLC. Because of the intention of entities affiliated with Black Canyon Management LLC to tender all of their Shares and LLC Units at the minimum purchase price per Share or LLC Unit in the Offer, Black Canyon Management LLC is likely to lose its right to nominate 20% of the total number of the Company’s directors and may lose the right to nominate any of the Company’s directors depending on the outcome of the Offer.

The Company and the LLC do not presently know whether their directors, executive officers and affiliates, other than Black Canyon Capital LLC, intend to tender their beneficially owned Securities in connection with the Offer.

Generally, U.S. stockholders will be subject to U.S. federal income taxation when they receive cash from the Company in exchange for the Securities they tender. Their receipt of cash for tendered Securities will generally be treated for U.S. federal income tax purposes (1) in the case of LLC Units, as consideration received in a sale or exchange of tendered LLC Units, and (2) in the case of Shares, as either (A) consideration received in a sale or exchange of tendered Shares or (B) a distribution with respect to such Shares. All stockholders and unitholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their own tax advisor regarding the tax consequences of the Offer.

The accounting for the purchase of Securities pursuant to the Offer will result in a reduction of the Company’s stockholders’ equity in an amount equal to the Aggregate Purchase Price of the Securities the Company purchases and a corresponding reduction in the Company’s cash and cash equivalents. In addition, any purchase of LLC Units in the Offer will result in an increase in the Company’s deferred tax asset in the amount of the Purchase Price paid for each LLC Unit less the underlying tax basis for the applicable LLC Unit purchased multiplied by the Company’s effective tax rate. Any purchase of LLC Units will also correspondingly increase the Company’s payable pursuant to its tax receivable agreement in an amount that is 85% of the recognized deferred tax asset, with the remaining 15% recognized in the Company’s stockholders’ equity.

The Offer to Purchase and the Letter of Transmittal contain important information that stockholders and unitholders should read carefully before they make any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to all holders of the Securities, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s stockholder list and the LLC’s unitholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Securities, as of March 13, 2015. The Offer is explained in detail in those materials.

Please direct any questions or requests for assistance to Georgeson Inc. (the “Information Agent”) or Wells Fargo Securities, LLC (the “Dealer Manager”) at their respective telephone numbers and addresses set forth below. Please direct requests for copies of the Offer to Purchase or the Letter of Transmittal to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders and unitholders additional copies of these materials at the Company’s expense. Stockholders and unitholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer to Purchase is:

If delivering by mail:	If delivering by hand or courier:
American Stock Transfer & Trust Company, LLC Attn: Corporate Actions 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Company, LLC Attn: Corporate Actions 6201 15th Avenue Brooklyn, New York 11219

By Facsimile Transmission (for Eligible Institutions Only): (718) 234-500

Confirm Facsimile Transmission: (718) 921-8317

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Call Toll-Free: (866) 856-4733

Or Via Email: malibuboats@georgeson.com

The Dealer Manager for the Offer is:

Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

Call: (212) 214-6400

Call Toll Free: (877) 450-7515

March 13, 2015